SUB-ITEM 77I

Artio Global Equity Fund Inc.

Effective at the close of business on October 27, 2008, the Artio Global Equity Fund Inc. no longer accepted new or additional investments in Class R or Consultant Class shares of the Artio Global Equity Fund Inc.

Effective October 31, 2008, Class R and Consultant Class shares of the Julius Baer Global Equity Fund Inc. were liquidated.